Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Rian Enterprises, Inc.
4808 Courthouse Street
Williamsburg, VA 23188
www.thehealthjournal.org

Up to $1,070,000.00 in Class B Shares at $5.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Rian Enterprises, Inc.
Address: 4808 Courthouse Street, Williamsburg, VA 23188
State of Incorporation: DE
Date Incorporated: March 11, 2019

Terms:

Equity

Offering Minimum: $10,000.00 | 2,000 shares of Class B Shares
Offering Maximum: $1,070,000.00 | 214,000 shares of Class B Shares
Type of Security Offered: Class B Shares
Purchase Price of Security Offered: $5.00
Minimum Investment Amount (per investor): $400.00

The Company and its Business

Company Overview

Rian Enterprises was founded in 2005. The company was formed in 2005 as an LLC. From 2005 to 2019, the company has operated under the LLC structure while being funded entirely by the members of the LLC. In 2019, the company wished to expand its reach by raising funds through the sale of ownership interest within the company. It was decided by the members that a corporate structure would allow a more beneficial structure for the future of the company. The company began its conversion from its LLC structure to its current corporate structure. The conversion was complete on March 3, 2019.

Our core product—the Health Journal—is a print and online publication delivering exciting health-related content to educate and entertain readers. We cover emerging trends in health, medicine, technology and nutrition.

Health Journal provides international and regional advertisers with a solid platform to reach health care consumers with innovative marketing and public relations opportunities.

Our editorial mission is to empower readers with knowledge of essential health topics and resources to enjoy optimum physical and emotional well-being.

The print magazine is published monthly in Hampton Roads, Virginia, and the online edition publishes content daily to a global audience.

The Health Journal is currently a regional health care publication serving South Eastern Virginia (population approx. 1.7M people) Our business model is to promote health care organizations and services to our readership. Our clients are characteristically organizations who want to reach an educated readership interested in improving their health. The Health Journal provides high quality and trust-worthy educational content to its readers along with health and medical products and services and a regional health care directory. Health Journal produces income by promoting its advertisers' products and services to our readers. Health organizations and other businesses have a need to reach consumers and the Health Journal provides the right vehicle for them to do so both online and in print. Our current circulation of 30,000-40,000 magazines per month reaches hundreds of thousands of readers through its circulation model of delivery to high traffic areas and medical office waiting rooms.

We intend to adjust our circulation plan and editorial vision to reach readers and medical office waiting rooms across the country. With our digital component TheHealthJournals.com, we will reach millions of readers thereby creating a platform for national advertisers to promote their products and services.

Competitors and Industry

Digital media has emerged as the most powerful and effective tool for marketers. The health information niche is growing rapidly with consumers more inclined to research their conditions online and utilize authoritative content in their vetting process. Health care organizations are aware of this trend and are predicted to spend over $1 billion online in the next 5 years.

Competitors:

WedMD

Healthline

Well & Good

Everyday Health

Current Stage and Roadmap

The Health Journal™⊠ is a powerful influencer and market leader in health care publishing in Virginia, USA. Readers are presented with consumer-friendly articles on a wide variety of health topics written by both medical professionals and seasoned journalists. Health care organizations utilize the Health Journal brand to deliver their marketing and public relations messages.

Scaling up our well-respected regional publication to a nationally recognized online magazine will bring us readers and health care partners from across the country — which could dramatically grow our profits from advertising, as well as our potential to educate, empower and inspire a limitless audience to live healthier.

The Team

Officers and Directors

Name: Rita Kikoen

Rita Kikoen's current primary role is with OCMBC, Inc.. Rita Kikoen currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Financial Officer
  Dates of Service: May 23, 2005 - Present
  Responsibilities: Rita Kikoen has primary responsibility for managing the company's finances, including financial planning, management of financial risks, record-keeping, and financial reporting. She is the primary contact for banking and legal partners.

- **Position:** Director
  Dates of Service: March 03, 2019 - Present
  Responsibilities: General Board of Director Duties

Other business experience in the past three years:

- **Employer:** OCMBC, Inc.
  Title: National Account Executive
  Dates of Service: February 01, 2018 - Present
  Responsibilities: Management of mortgage brokers. Work with mortgage loan officers to close consumer loans for home purchases and refinances.

Other business experience in the past three years:

- **Employer:** Women in STEM, LLC
  Title: Owner
  Dates of Service: August 01, 2016 - Present
  Responsibilities: Build relationships with schools and other organizations in the community to teach and promote STEM education for children ages 4-14.

Name: Brian M. Freer

Brian M. Freer's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer
  Dates of Service: May 23, 2005 - Present
  Responsibilities: Daily management of the company including making major corporate decisions, managing the overall operations and resources of a company, acting as the main point of communication between the board of directors and corporate operations, and being the public face of the company

- **Position:** Publisher
  Dates of Service: May 23, 2005 - Present
  Responsibilities: Responsible for making their publications an editorial and commercial success. They define the editorial position and manage business operations so that the magazine provides readers with high quality content while maximizing revenue and profit.

Name: Ravi V. Shamaiengar, MD

Ravi V. Shamaiengar, MD's current primary role is with Sentara. Ravi V. Shamaiengar, MD currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Operating Officer
  Dates of Service: May 23, 2005 - Present
  Responsibilities: Vice President

- **Position:** Medical Editor
  Dates of Service: May 23, 2005 - Present
  Responsibilities: Review and approve medical content

- **Position:** Director
  Dates of Service: March 03, 2019 - Present
  Responsibilities: General Board of Director Duties

Other business experience in the past three years:

- **Employer:** Sentara
  Title: Dr - Radiologist
  Dates of Service: January 01, 2000 - Present
  Responsibilities: jalfjaiofo;afiafas

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company Rian Enterprises Inc. involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class B Shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised,

the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by

our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with No Voting Rights

The Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying non-voting Class B shares as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Technological Challenges

Scaling up Health Journal will require a coordinated implementation of technologies such as programming to enhance our website and utilization of SEO techniques and content promotion platforms. It is possible that our efforts could be misplaced on certain third-party platforms that fail to produce the desired result of building engagement and traffic to our website thereby slowing down growth in our platform.

Failure to achieve sales traction

We are attempting to pivot our business from a regional marketing service provider to an international provider. Without an appropriate sales program and experienced personnel communicating our unique value proposition, we will not adequately grow our revenue stream.

We rely on third-party platforms for services

Health Journal utilizes a myriad of platforms to deliver our content, e.g. Google, Facebook, Taboola, Outbrain and Instagram among others. It is not out of the realm of possibility that issues with one of these platforms could disrupt our progress.

Established Competitors

The health content niche is dominated by a few well-established competitors. Competitors such as WebMD and Healthline could potentially study our content and build a content campaign to bury our content deeper within search engine results, diluting our effectiveness for our clients.

Loss of key personnel, or an inability to recruit and retain personnel

As a publishing company and creative marketing firm, we require skilled creatives to develop successful campaigns for our clients. Additionally, our clients require a high level of project management to fulfill and deliver the creative components we develop. Loss of key personal can be disruptive for our clients and affect turn over.

Investment could be illiquid for an extended period of time

Be prepared to hold onto the investment for several years as there is no established market to trade them.

The Class B Shares have no voting rights.

The Class B Shares have no voting rights. This means you are trusting in management discretion. You will also hold these non-voting securities as a minority holder. Therefore, you will have no say in the day-to-day operation of the Company and must trust the management of the Company to make good business decisions that grow your investment. Holders of our outstanding Preferred Stock have liquidation preferences over holders of Common Stock, including the Common Stock being offered in this offering. This liquidation preferences is paid if the amount a holder of Preferred Stock would receive under the liquidation preference in greater than the amount such holder would have received if such holder's shares of Preferred Stock had been converted to Common Stock immediately prior to the liquidation event. If a liquidation event, including a sale of our company, were to occur then first all creditors and Preferred Stockholder of the Company will be paid out. If there is any cash remaining, then the Common stockholders will be paid.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our [shareholders]. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our [shareholders] and will have no such right.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Rita Kikoen	2,000,000	Class A Shares	50.0
Ravi Shamaiengar	2,000,000	Class A Shares	50.0

The Company's Securities

The Company has authorized Class B Shares, and Class A Shares. As part of the Regulation Crowdfunding raise, the Company will be offering up to 214,000 of Class B Shares.

Class B Shares

The amount of security authorized is 2,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Shares.

Material Rights

Designations.

Class B Shares. Class B Shares shall be designated as non-voting common stock of the Corporation. Except as otherwise expressly set forth herein or as required by law, Class B Shares shall be non-voting and shall not entitle the holders thereof to vote on any matter submitted for shareholder action, and the consent of the holders thereof shall not be required for the taking of any corporate action. Class B Shares shall, with respect to any potential payment of dividends or the distribution of assets on any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, be treated the same as Class A Shares and any other common stock of the Corporation.

Dividends and Distributions.

Class A Shares and Class B Shares will not be entitled to receive any mandatory dividends or distributions of cash or other property.

Dividends or other distributions of cash shall only be made to holders of Class A Shares or Class B Shares if such transaction has been approved by a majority vote of the Board of Directors of the Corporation (the Board of Directors").

Redemption.

To the extent not prohibited by law, all, but not less than all, of the then-outstanding shares of the Corporation's common stock, including Class A Shares and Class B Shares, shall be redeemed at a redemption price per share equal to the fair market value of such class of Corporation common stock (such amount, the "Redemption Amount") upon a date and time, or the happening of an event, determined by the affirmative vote of a majority of the Board of Directors (the date, time or event on which the redemption is to be effected, the "Redemption Date").

No more than 60 days prior to the Redemption Date and, to the extent reasonably practicable, at least 20 days prior to the Redemption Date, written notice shall be mailed by the Corporation, postage prepaid, to the holders of record (at the close of business on the Business Day next preceding the day on which notice is given) of the Corporation's common stock, including Class A Shares and Class B Shares, at the address last shown on the records of the Corporation for each such holder or given by each such holder to the Corporation for the purpose of notifying such holders of the redemption to be effected, specifying the Redemption Date, the per share Redemption Amount and the place at which payment may be obtained, and calling upon such holders to surrender to the Corporation, in the manner and at the place designated, the shares to be redeemed (the "Redemption Notice").

On or before the Redemption Date, each holder of the Corporation's common stock to be redeemed shall surrender such shares to the Corporation, in the manner and at the place designated in the Redemption Notice, and thereupon the Redemption Amount for such shares shall be payable to the order of the person whose name appears on the Corporation's record books as the owner thereof, and each such share shall be cancelled and retired.

If the Redemption Notice shall have been duly given, and if as of the Redemption Date the appropriate aggregate redemption price for the then outstanding shares of the Corporation's common stock is either paid to the holders or made available for payment to the holders through reasonable arrangements made by the Corporation at such time, then the rights of all of the holders of such shares with respect to such shares shall terminate after such Redemption Date, except only the right of the holders to receive the Redemption Amount without interest upon surrender of the shares thereof, and no shares of the Corporation's common stock, including Class A Shares and Class B Shares, shall be deemed to be outstanding.

For the avoidance of doubt, nothing in this Section shall prohibit the Corporation from effecting a, and the Corporation shall to the extent not prohibited by law be entitled at any time and from time to time to, repurchase in the open market, in privately negotiated transactions or through tender offers or other transactions any amount of the then outstanding shares of Class A Shares, Class B Shares, or other common stock that it desires to repurchase at such sums and on such conditions as shall be negotiated between or among the Corporation and one or more holders of such stock.

Transfers.

Conditions for Accepted Transfers. Except in the case of a Transfer of Corporation shares involuntarily by operation of law, a Transfer shall not be acknowledged and accepted by the Corporation until the transferor and transferee execute and deliver to the Corporation such documents and instruments of conveyance as may be necessary or appropriate in the opinion of counsel to the Corporation to effect such Transfer and to confirm the agreement of the transferee to be bound by the provisions of the Corporation, its Amended and Restated Certificate of Incorporation, its bylaws, and this Article as it may be amended from time to time, provided however that such conditions may be waived in writing by the Board of Directors. In all cases, the Corporation shall be reimbursed by the transferor and/or transferee for all costs and expenses that the Corporation reasonably incurs in connection with such Transfer.

Drag Along Rights. If the holders of at least seventy-five percent (75%) of the Corporation's common stock then outstanding (collectively "Control Sellers," and each, individually, a "Control Seller") approve a Transfer of more than a majority of the outstanding shares of the Corporation, in a transaction or series of related transactions, to a person who has no interest, direct or indirect, in the Corporation or any Control Seller (an "Approved Sale"), each other holder of shares in the Corporation (each such holder a "Non-Control Seller") shall consent to and raise no objections against the Approved Sale, and if the Approved Sale is structured as a sale of Corporation shares, each Non-Control Seller shall, if requested by the Control Sellers, sell (or otherwise Transfer) the same proportion of their shares as the proportion of the shares being Transferred by the Control Sellers in such transaction or related series of transactions, in the same terms and conditions received by the Control Sellers. Each Non-Control Seller shall promptly take all actions necessary or desirable in the reasonable judgment of the Control Sellers) to facilitate the consummation of the Approved Sale (whether in such Non-Control Seller's capacity as a shareholder or director of the Corporation, or otherwise). Without limiting the foregoing, (a) if the Approved Sale is structured as an asset sale, merger, consolidation, reorganization, or similar transaction, each Non-Control Seller shall vote in favor of such transaction and waive any dissenters' rights, appraisal rights, or similar rights in connection with such transaction; (b) if the Approved Sale is structured as a sale or exchange of Corporation shares, each Non-Control Seller shall sell or exchange the Corporation shares held by such Non-Control Seller on the terms and conditions approved by the Control Sellers; and (c) each Non-Control Seller shall enter into and become a party to any merger agreement, stock purchase agreement, asset purchase agreement, or other agreement entered into by the Corporation and/or the Control Sellers in order to effect such Approved Sale and shall be bound by the same obligations under such agreement as the Control Sellers. The Corporation or the Control Sellers shall notify the Non-Control Sellers in writing not less than thirty (30) days prior to the proposed consummation of an Approved Sale of its intention to exercise the drag-along rights under this Section. Each Non-Control Seller shall agree not to directly or indirectly, without the prior written consent of the Corporation, disclose to any other Person, other than to such Non-Control Seller's legal counsel in confidence or as otherwise required by law, any information related to such potential sale of the Corporation.

Liquidation Event.

Creditor Priority. In the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, payments or distributions owed to valid and accepted creditors of the Corporation shall be made in full prior to any payment or distribution of the Corporation's assets (whether capital or surplus) made to or set apart for the holders of Class A Shares or Class B Shares,

Non-Cash Consideration. If any assets of the Corporation distributed to holders of Class A Shares or Class B Shares in connection with any liquidation, dissolution, or winding up of the Corporation are other than cash, then the value of such assets shall be their fair market value as determined in good faith by written resolution of the Board of Directors, except that any securities to be distributed to holders of Class A Shares or Class B Shares in a liquidation, dissolution, or winding up of the Corporation shall, unless otherwise specified in a definitive agreement for the acquisition of the Corporation, be valued as follows: (i) The method of valuation of securities not subject to an investment representation letter or other similar restrictions on free marketability shall be as follows: (1) if the securities are then traded on a national securities exchange, then the value shall be deemed to be the average of the closing prices of the securities on such exchange or system over the 30 calendar day period ending three trading days prior to the distribution; and (2) if (1) above does not apply but the securities are actively traded over-the-counter, then the value shall be deemed to be the average of the closing bid prices over the 30 calendar day period ending three trading days prior to the distribution; and (3) if there is no active public market as described in clauses (1) or (2) above, then the value shall be the fair market value thereof, as determined in good faith by written resolution of the Board of Directors. (ii) The method of valuation of securities subject to investment letter or other restrictions on free marketability shall be to make an appropriate discount from the market value determined as above in Sections (5)(b)(i) (1), (2), or (3) to reflect the approximate fair market value thereof, as determined in good faith by written resolution of the Board of Directors.

Conversion

Class B Shares shall not be convertible into Class A Shares or any other security of the Corporation.

Class A Shares

The amount of security authorized is 8,000,000 with a total of 4,000,000 outstanding.

Voting Rights

Class A Shares shall be entitled to one (1) vote per share of such class of Corporation stock.

Material Rights

Designations.

Class A Shares shall be designated as voting common stock of the Corporation.

Class A Shares shall be entitled to one (1) vote per share of such class of Corporation stock.

Class A Shares shall, with respect to any potential payment of dividends or the distribution of assets on any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, be treated the same as Class B Shares and any other common stock of the Corporation.

Dividends and Distributions.

Class A Shares and Class B Shares will not be entitled to receive any mandatory dividends or distributions of cash or other property.

Dividends or other distributions of cash shall only be made to holders of Class A Shares or Class B Shares if such transaction has been approved by a majority vote of the Board of Directors of the Corporation (the Board of Directors").

Redemption.

To the extent not prohibited by law, all, but not less than all, of the then-outstanding shares of the Corporation's common stock, including Class A Shares and Class B Shares, shall be redeemed at a redemption price per share equal to the fair market value of such class of Corporation common stock (such amount, the "Redemption Amount") upon a date and time, or the happening of an event, determined by the affirmative vote of a majority of the Board of Directors (the date, time or event on which the redemption is to be effected, the "Redemption Date").

No more than 60 days prior to the Redemption Date and, to the extent reasonably practicable, at least 20 days prior to the Redemption Date, written notice shall be mailed by the Corporation, postage prepaid, to the holders of record (at the close of business on the Business Day next preceding the day on which notice is given) of the Corporation's common stock, including Class A Shares and Class B Shares, at the address last shown on the records of the Corporation for each such holder or given by each such holder to the Corporation for the purpose of notifying such holders of the redemption to be effected, specifying the Redemption Date, the per share Redemption Amount and the place at which payment may be obtained, and calling upon such holders to surrender to the Corporation, in the manner and at the place designated, the shares to be redeemed (the "Redemption Notice").

On or before the Redemption Date, each holder of the Corporation's common stock to be redeemed shall surrender such shares to the Corporation, in the manner and at the place designated in the Redemption Notice, and thereupon the Redemption Amount for such shares shall be payable to the order of the person whose name appears on the Corporation's record books as the owner thereof, and each such share shall be cancelled and retired.

If the Redemption Notice shall have been duly given, and if as of the Redemption Date the appropriate aggregate redemption price for the then outstanding shares of the

Corporation's common stock is either paid to the holders or made available for payment to the holders through reasonable arrangements made by the Corporation at such time, then the rights of all of the holders of such shares with respect to such shares shall terminate after such Redemption Date, except only the right of the holders to receive the Redemption Amount without interest upon surrender of the shares thereof, and no shares of the Corporation's common stock, including Class A Shares and Class B Shares, shall be deemed to be outstanding.

For the avoidance of doubt, nothing in this Section shall prohibit the Corporation from effecting a, and the Corporation shall to the extent not prohibited by law be entitled at any time and from time to time to, repurchase in the open market, in privately negotiated transactions or through tender offers or other transactions any amount of the then outstanding shares of Class A Shares, Class B Shares, or other common stock that it desires to repurchase at such sums and on such conditions as shall be negotiated between or among the Corporation and one or more holders of such stock.

Transfers.

Conditions for Accepted Transfers. Except in the case of a Transfer of Corporation shares involuntarily by operation of law, a Transfer shall not be acknowledged and accepted by the Corporation until the transferor and transferee execute and deliver to the Corporation such documents and instruments of conveyance as may be necessary or appropriate in the opinion of counsel to the Corporation to effect such Transfer and to confirm the agreement of the transferee to be bound by the provisions of the Corporation, its Amended and Restated Certificate of Incorporation, its bylaws, and this Article as it may be amended from time to time, provided however that such conditions may be waived in writing by the Board of Directors. In all cases, the Corporation shall be reimbursed by the transferor and/or transferee for all costs and expenses that the Corporation reasonably incurs in connection with such Transfer.

Drag Along Rights. If the holders of at least seventy-five percent (75%) of the Corporation's common stock then outstanding (collectively "Control Sellers," and each, individually, a "Control Seller") approve a Transfer of more than a majority of the outstanding shares of the Corporation, in a transaction or series of related transactions, to a person who has no interest, direct or indirect, in the Corporation or any Control Seller (an "Approved Sale"), each other holder of shares in the Corporation (each such holder a "Non-Control Seller") shall consent to and raise no objections against the Approved Sale, and if the Approved Sale is structured as a sale of Corporation shares, each Non-Control Seller shall, if requested by the Control Sellers, sell (or otherwise Transfer) the same proportion of their shares as the proportion of the shares being Transferred by the Control Sellers in such transaction or related series of transactions, in the same terms and conditions received by the Control Sellers. Each Non-Control Seller shall promptly take all actions necessary or desirable in the reasonable judgment of the Control Sellers) to facilitate the consummation of the Approved Sale (whether in such Non-Control Seller's capacity as a shareholder or director of the Corporation, or otherwise). Without limiting the foregoing, (a) if the

Approved Sale is structured as an asset sale, merger, consolidation, reorganization, or similar transaction, each Non-Control Seller shall vote in favor of such transaction and waive any dissenters' rights, appraisal rights, or similar rights in connection with such transaction; (b) if the Approved Sale is structured as a sale or exchange of Corporation shares, each Non-Control Seller shall sell or exchange the Corporation shares held by such Non-Control Seller on the terms and conditions approved by the Control Sellers; and (c) each Non-Control Seller shall enter into and become a party to any merger agreement, stock purchase agreement, asset purchase agreement, or other agreement entered into by the Corporation and/or the Control Sellers in order to effect such Approved Sale and shall be bound by the same obligations under such agreement as the Control Sellers. The Corporation or the Control Sellers shall notify the Non-Control Sellers in writing not less than thirty (30) days prior to the proposed consummation of an Approved Sale of its intention to exercise the drag-along rights under this Section. Each Non-Control Seller shall agree not to directly or indirectly, without the prior written consent of the Corporation, disclose to any other Person, other than to such Non-Control Seller's legal counsel in confidence or as otherwise required by law, any information related to such potential sale of the Corporation.

Liquidation Event.

Creditor Priority. In the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, payments or distributions owed to valid and accepted creditors of the Corporation shall be made in full prior to any payment or distribution of the Corporation's assets (whether capital or surplus) made to or set apart for the holders of Class A Shares or Class B Shares,

Non-Cash Consideration. If any assets of the Corporation distributed to holders of Class A Shares or Class B Shares in connection with any liquidation, dissolution, or winding up of the Corporation are other than cash, then the value of such assets shall be their fair market value as determined in good faith by written resolution of the Board of Directors, except that any securities to be distributed to holders of Class A Shares or Class B Shares in a liquidation, dissolution, or winding up of the Corporation shall, unless otherwise specified in a definitive agreement for the acquisition of the Corporation, be valued as follows: (i) The method of valuation of securities not subject to an investment representation letter or other similar restrictions on free marketability shall be as follows: (1) if the securities are then traded on a national securities exchange, then the value shall be deemed to be the average of the closing prices of the securities on such exchange or system over the 30 calendar day period ending three trading days prior to the distribution; and (2) if (1) above does not apply but the securities are actively traded over-the-counter, then the value shall be deemed to be the average of the closing bid prices over the 30 calendar day period ending three trading days prior to the distribution; and (3) if there is no active public market as described in clauses (1) or (2) above, then the value shall be the fair market value thereof, as determined in good faith by written resolution of the Board of Directors. (ii) The method of valuation of securities subject to investment letter or other restrictions on free marketability shall be to make an appropriate discount from the market value determined as above in Sections (5)(b)(i) (1), (2), or (3) to reflect the approximate fair market value thereof, as determined in good faith by written resolution of the Board of Directors.

Conversion

Class A Shares shall not be convertible into Class B Shares or any other security of the Corporation.

What it means to be a minority holder

As a minority holder of Class B shares of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $0.01
  Number of Securities Sold: 4,000,000
  Use of proceeds: Capital Interest for Founders
  Date: March 03, 2019
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

The company will be able to operate status quo as it has done since 2005. This is based on its its continued use of ad revenue from its current area reach. In order to realize the full potential of this business we must take major steps in expansion. Specifically, the company plans to take the printed publication to reach a nationwide audience and to grow in the digital marketplace. To ensure a sucessful expansion, we must rely on the crowdfunding and other investors.

Our main product is a printed publication offered at no charge to consumers. Income is derived from advertising sales. Digital publications are becoming more popular.

In order to grow, we must expand and grow our digital presence.

Due to the changing landscape of printed publications and the increase in digital presence, Health Journal's sales for 2017 and 2018 remained the same. In 2017, at this volume of revenue the Health Journal experienced losses. In 2018, some major advertisers changed direction and chose to spend less money on the print publication and more money on video and other digital spaces, and internet advertising. In 2018, to insure we did not experience similar losses we were able to reduce our operating expenses resulting in a break even/small income P&L. During 2018, we started developing our strategies for the future, including our decision to bring in investors to help us go nationwide and achieve the expansion goals as outlined.

Historical results and cash flows:

Health Journal has always been self-funded through normal operations. The Health Journal started in 2005 and through the years sales have grown. Overall, revenues have increased through the years. Revenues have fluctuated in the last couple years due to the changing marketing trends in advertising, and specifically the move toward digital media buys. This trend has influenced how advertisers spend their marketing dollars. Health Journal has been able to survive these new trends in the digital marketplace by developing new products and offering marketing solutions for its clients. Current revenues are derived from the print publication in a very small region of the country. Investors in Health Journal can expect exponential growth as well as increase in cash flows as the company will have the means to expand its digital presence nationally. Health Journal will begin servicing national and international clients through its increased readership and reach while providing local businesses marketing opportunities with geo-targeted solutions.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Rian Enterprises has been mainly funded by its shareholders. The shareholders are committed to the growth of the company.

The company has a working capital line of credit in the amount of $25,000.

There is also a note payable for a company delivery vehicle due to Langley Federal Credit Union. At 12/31/2018 the amount due was $28,236 and will mature in 2022.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

Growth initiatives outlined in this campaign will be funded by the new investors.

Health Journal can continue in its current niche market serving local businesses. The management team is seeking funds from this campaign to grow the business.

Scaling up our well-respected regional publication to a nationally recognized online magazine will bring us readers and health care partners from across the country — dramatically growing our profits from advertising, as well as our potential to educate, empower and inspire a limitless audience to live healthier. This campaign is the only resource we have available to make this happen.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Health Journal can continue in its current niche market serving local businesses. The management team is seeking funds from this campaign to take the business to the next level developing into a multimedia digital content provider serving a nationwide audience and national brands.

After a successful raise the company's liquid asset reserves will be substantially based on the raised funds.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Raising the minimum of $10,0000 will not allow us to expand at all.

Our company will still operate.

Raising the minimum of $10,000 will only help to cover some of our expenses to launch this campaign. Start Engine fees, legal fees and accounting fees have already exceeded $18,000.

How long will you be able to operate the company if you raise your maximum funding goal?

Raising the maximum of $1,070,000 will enable us to expand the company and meet our projections for 2020 and beyond.

Raising the maximum of $1,070,000 will enable us to pay down debts incurred for the campaign and fund our expansion. The maximum raise will enable us to operate and grow the company for several years. The campaign will give us the capital to:

Enhance our web technology, allowing us to expand nationally.

Expand our staff to support the anticipated increase in business.

Market our content and offerings to meet our sales goals.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The shareholders make capital contributions as needed currently. At the present time, we are not contemplating future capital raises besides what we are embarking on with Start Engine.

Indebtedness

- **Creditor:** Towne Bank
  Amount Owed: $54,111.00
  Interest Rate: 4.75%
  Maturity Date: March 01, 2021

- **Creditor:** Langley Federal Credit Union
  Amount Owed: $28,236.00
  Interest Rate: 3.29%
  Maturity Date: May 01, 2022
  The note requires monthly principal and interest payments of $729 with an interest rate of 3.29%. The note matures in May 2022 and is collateralized by the vehicle. As of December 31, 2018 and 2017, the outstanding loan balance amounted to $28,236 and $35,918, respectively. The following is a summary of principal maturity of long term debt during the next five years: 2019 - $28,011; 2020 - $31,402; 2021 - $19,353; 2022 - $3,581; 2023 & thereafter - $0

Related Party Transactions

- **Name of Entity:** Vantage Investments LLC
  Names of 20% owners: Ravi Shamaiengar & Rita Kikoen
  Relationship to Company: Common ownership - owned by Ravi Shamaiengar & Rita Kikoen
  Nature / amount of interest in the transaction: Vantage Investments owns the real estate rented by Rian Enterprises Inc.
  Material Terms: Rian Enterprises rents the office condo owned by Vantage Investments LLC. Rian Enterprises currently pays lower than market value rent.

Valuation

Pre-Money Valuation: $20,000,000.00

Valuation Details:

The pre-money valuation is based on our Class B share value of $5.00 each. For over 14 years we have promoted the Health Journal brand. Health Journal is a powerful brand. We own thousands of unique copyrighted articles. Trust in health information is critical to maintaining readership. Over the last 14 years, we have built that trust through high quality journalism that cannot be found anywhere else.

What differentiates Health Journal from other popular print and online resources is we always have maintained an editorial vision that puts our readers well-being first and foremost. Regardless of how large our organization becomes; these are our core values and we will continue operating this way. Doing this will increase promote trust consumers will have in our brand making us a more effective platform than our competitors for our advertisers to promote their products and services.

We are aware of no other company that is similarly positioned as the Health Journal to launch into the digital space of health content. Health Journal has an editorial vision designed to attract national advertisers. Population in Southeast Virginia is less that .5% of the United States population. Our expansion plan will be done in phases by geographical regions. There are 250,000 to 300,000 medical office waiting rooms in the U.S. We currently print 30,000 magazines and deliver them to a few hundred Southeast Virginia medical office waiting rooms. Expanding print distribution alone to only 10% of the United States our revenues would far exceed $20M. Our growth plans in the digital arena expect to far surpass the revenue from the print publication.

WebMD, who was just purchased in 2017 for $2.8 billion, is the current health market leader. Health Journal plans to deliver relevant and trust worthy content that rivals WebMD for readership.

Although they are the leader, the company and its publication has been criticized. Writing in The New York Times Magazine,[19] Virginia Heffernan criticized WebMD for biasing readers toward drugs that are sold by the site's pharmaceutical sponsors, even when they are unnecessary. She wrote that WebMD "has become permeated with pseudomedicine and subtle misinformation." Julia Belluz of Vox criticized WebMD for encouraging hypochondria and for promoting treatments for which evidence of safety and effectiveness is weak or non-existent, such as green coffee supplements for weight loss, vagus nerve stimulation for depression, and fish-oil/omega-3 supplements for high cholesterol.[20]

Individuals interested in health topics will typically seek multiple sources for a deeper understanding for their or their loved ones' condition. Health Journal's strategy is to promote its unique content to these readers thereby increasing our value as a platform to national advertisers.

Our valuation of $20M is very conservative. If we were able to capture 1% of the market share our valuation would far exceed this valuation.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Working Capital*

34.0%

Reaching our maximum funding goal will enable us to proceed with national expansion of Health Journal. Hiring a website development firm and staffing we need will be our first course of action.

- *Research & Development*
  15.0%

  Health Journal™ is committed to further developing our platform to encourage more user interaction and engagement. Domain name acquisitions, search engine optimization (SEO) and new server solutions to increase band-width are essential objectives.

- *Operations*
  15.0%

  We intend on converting Google search queries into readership. Recruiting talented authors and physicians helps us create more content — increasing our market share and allowing us to increase advertising revenue.

- *Company Employment*
  15.0%

  A business is only as good as its people. Talented sales staff will help build our business, and skilled creative professionals will enable us to meet our clients' needs.

- *Marketing*
  15.0%

  Our marketing strategy includes an increase in social media promotion as well as leveraging a "heavy-duty" Google AdWords campaign to elevate our national profile and build readership.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Working Capital*
  34.0%

  Reaching our maximum funding goal will enable us to proceed with national expansion of Health Journal. Hiring a website development firm and staffing we need will be our first course of action.

- *Operations*
  15.0%

  We intend on converting Google search queries into readership. Recruiting talented authors and physicians helps us create more content — increasing our market share and allowing us to increase advertising revenue.

- *Research & Development*
  15.0%
  Health Journal™ is committed to further developing our platform to encourage more user interaction and engagement. Domain name acquisitions, search engine optimization (SEO) and new server solutions to increase band-width are essential objectives.

- *Company Employment*
  15.0%
  A business is only as good as its people. Talented sales staff will help build our business, and skilled creative professionals will enable us to meet our clients' needs.

- *Marketing*
  15.0%
  Our marketing strategy includes an increase in social media promotion as well as leveraging a "heavy-duty" Google AdWords campaign to elevate our national profile and build readership.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.thehealthjournal.org (I am not sure).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and

has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/thehealthjournal

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Rian
Enterprises, Inc.

[See attached]

RIAN ENTERPRISES LLC

Financial Statements
(Reviewed)

December 31, 2018 and 2017

 **Hubbard Financial Inc.**
Certified Public Accountants and Consultants

TABLE OF CONTENTS



Hubbard Financial Inc.
Certified Public Accountants and Consultants

Independent Accountant's Review Report

To the Board of Directors
Rian Enterprises LLC
Williamsburg, VA 23188

We have reviewed the accompanying balance sheets of Rian Enterprises LLC as of December 31, 2018 and 2017, and the related statements of income, members' equity, and cash flows for the years then ended. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is to expression of an opinion regarding the financial statements as whole. Accordingly, we do not express such an opinion.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of our procedures provide a reasonable basis for our report.

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Our review was made primarily for the purpose of expressing a conclusion that there are no material modifications that should be made to the financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America. The supplemental information accompanying the financial statement is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the inquiry and analytical procedures applied in the review of the basic financial statements, and we did not become aware of any material modifications that should be made to such information.

Hubbard Financial, Inc.
May 14, 2019

8501 W. 191st Street, Unit 1, Mokena, Illinois 60448 Office: (708) 966-2352 Fax: (708) 966-2356

RIAN ENTERPRISES LLC
BALANCE SHEET
As of December 31, 2018 and 2017

ASSETS

	2018	2017
CURRENT ASSETS		
Cash	$ 13,210	$ 6,103
Accounts Receivable	14,033	57,712
Total current assets	27,243	63,815
PROPERTY AND EQUIPMENT		
Computer Equipment	43,705	43,705
Leasehold Improvements	4,300	4,300
Office Furniture & Fixtures	31,764	31,764
Photography & Video Equipment	12,344	12,344
Vehicles	49,296	49,296
Less accumulated depreciation	(120,062)	(107,257)
Net property and equipment	21,347	34,152
TOTAL ASSETS	$ 48,590	$ 97,967

See Accompanying Notes and Independent Accountant's Review Report

RIAN ENTERPRISES LLC
BALANCE SHEET
As of December 31, 2018 and 2017

LIABILITIES AND MEMBERS' EQUITY

	2018	2017
CURRENT LIABILITIES		
Accounts Payable	$ 44,258	$ 41,737
Comissions Payable	97,214	121,738
Customer Deposits	17,163	36,187
Payroll Liabilities	2,144	8,525
Line of Credit	23,836	21,572
Current Portion of Long-Term Debt	28,011	30,650
Total current liabilities	212,626	260,409
LONG TERM LIABILITIES		
N/P - Towne Bank	54,111	77,079
N/P - Langley Federal Credit Union	28,236	35,918
Less - Current Portion of Long-Term Debt	(28,011)	(30,650)
Total long term liabillities	54,336	82,347
Total liabilities	266,962	342,756
MEMBERS' EQUITY		
Members' Equity	(164,445)	(158,705)
Members' Draws	(53,927)	(86,084)
Total member's equity	(218,372)	(244,789)
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 48,590	$ 97,967

RIAN ENTERPRISES LLC
STATEMENT OF INCOME AND MEMBERS' EQUITY
For the Year Ended December 31, 2018 and 2017

	2018		2017	
Net Sales	$ 618,778	100.0%	$ 733,014	100.0%
Operating Expenses	594,555	96.1%	808,962	110.4%
Income (loss) from operations	24,223	3.9%	(75,948)	-10.4%
Other income (expense)				
Miscellaneous Income	-	0.0%	-	0.0%
Interest Expense	(21,450)	-3.5%	(23,719)	-3.2%
Total other income (expense)	(21,450)	-3.5%	(23,719)	-3.2%
Net income (loss)	$ 2,773	0.4%	$ (99,667)	-13.6%
Net income (loss)	$ 2,773		$ (99,667)	
Members' equity at beginning of year	(244,789)		(224,528)	
Members' contributed capital	77,571		165,490	
Members' draws	(53,927)		(86,084)	
Members' equity at end of year	$ (218,372)		$ (244,789)	

RIAN ENTERPRISES LLC
STATEMENTS OF CASH FLOW
For the Year Ended December 31, 2018 and 2017

	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (loss)	$ 2,773	$ (99,667)
Adjustments to reconcile net income to net cash		
provided by (used) operating activities		
Depreciation	12,805	12,976
(Increase) decrease in:		
Accounts receivable	43,679	(15,675)
Increase (decrease) in		
Accounts payable	2,522	(592)
Commissions payable	(24,524)	21,949
Payroll liabilities	(6,381)	2,154
Customer deposits	(19,024)	9,525
Net cash provided (used) by operating activities	11,850	(69,330)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of fixed assets	-	(2,754)
Net cash used by investing activities	-	(2,754)
CASH FLOWS FROM FINANCING ACTIVITIES		
Line of credit net borrowings (repayment)	2,263	662
Repayments of loans	(30,650)	(26,137)
Members' contributed capital	77,571	165,490
Members' draws	(53,927)	(86,084)
Net cash provided (used) by financing activities	(4,743)	53,931
Net increase (decrease) in cash	7,107	(18,153)
CASH AT BEGINNING OF YEAR	6,103	24,256
CASH AT END OF YEAR	$ 13,210	$ 6,103

NOTE 1 - Summary of Significant Accounting Policies

This summary of significant accounting policies of Rian Enterprises LLC is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for the integrity and objectivity of these financial statements. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Nature of Operations – The Company was established on May 23, 2005 in Virginia d/b/a The Health Journal. The Health Journal is an influencer and market leader in health care publishing in Virginia. The Health Journal began in May 2005 as an independent, free-distribution magazine to educate and empower readers to help them achieve healthier living, and to provide a new way for health-care providers to market their services and promote innovative new treatments.

Cash and Cash Equivalents – For the purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with maturity of three months or less to be cash equivalents. Interest paid to banks and finance companies amounted to $21,450 in 2018 and $23,719 in 2017.

Trade Accounts Receivable – Trade accounts receivable is recorded at the amount the Company expects to collect on balances outstanding at period-end. Management closely monitors outstanding balances and writes off, as of year-end, all balances that have not been collected by the time the financial statements are issued.

Revenue and Cost Recognition – The Company receives the majority of its revenues from ad space sales. Revenue is reported as income when the ad space is sold or service performed. The Company invoices for these services on a monthly basis. Costs are reported to expenses as incurred.

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Subsequent Events – Management has evaluated subsequent events through May 14, 2019, the date on which the financial statements were available to be issued. On March 2, 2019, the Company converted its LLC members equity to an incorporated entity in Delaware known as Rian Enterprises Inc.

6

NOTE 2 - Credit Risk

Credit Risk is the risk that an issuer or other counterparty to an investment will not fulfill its obligation. Custodial credit risk is the risk that in the event of bank failure, Rian Enterprises LLC will not be able to recover the value of its deposits or collateral securities. However, these accounts do not exceed federally insured limits. Management has not experienced any losses on these accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

NOTE 3 - Property and Equipment

Property and equipment are carried at cost. Depreciation of property and equipment is provided using the straight-line method for financial reporting purposes at rates based on the following estimated useful lives:

	Years
Equipment	5 – 20
Office Furniture & Fixtures	5 – 20
Automobiles	5 – 20
Leasehold Improvements	10 – 39

Leasehold improvements are amortized over the shorter of the remaining term of the lease or the useful life of the improvement utilizing the straight-line method.

For federal income tax purposes, depreciation is computed using the modified accelerated cost recovery system. Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

At December 31, 2018 and 2017, depreciation expense amounted to $12,805 and $12,976, respectively.

NOTE 4 – Line of Credit

In March 2012, the Company obtained a line of credit with Towne Bank in the amount of $25,000. The interest rate adjusts based on an independent index or prime rate, but will not be less than 4.25%. As of December 31, 2018 and 2017, the interest rates were 5.50% and 4.50%, respectively. The loan requires monthly interest payments and is cross-collateralized with other loans the Company has with the lender. At December 31, 2018 and 2017, the outstanding balance amounted to $23,836 and $21,572, respectively.

NOTE 5 - Loans Payable

In March 2012, the Company obtained a note payable in the amount of $100,000 with Towne Bank for working capital. The note requires monthly principal and interest payments of $1,914 with a fixed interest rate of 5.50%. The note matures in March 2017.

Subsequently, the note payable was renewed in March 2016 increasing the loan amount to $107,870 and a reduced fixed interest rate to 4.75%. The note requires monthly principal and interest payments of $2,027 and matures in March 2021. As of December 31, 2018 and 2017, the outstanding loan balance amounted to $54,111 and $77,079, respectively. The note payable is cross-collateralized with other loans of the financial institution including assets of the Company, life insurance policy, and real property.

In January 2016, the Company obtained a note payable in the amount of $49,296 with Langley Federal Credit Union for the purchase of a vehicle. The note requires monthly principal and interest payments of $729 with an interest rate of 3.29%. The note matures in May 2022 and is collateralized by the vehicle. As of December 31, 2018 and 2017, the outstanding loan balance amounted to $28,236 and $35,918, respectively.

The following is a summary of principal maturity of long-term debt during the next five years:

2019	28,011
2020	31,402
2021	19,353
2022	3,581
2023 & thereafter	-
Total	**$ 82,347**

NOTE 6 – Income Taxes

The Company has elected to operate as a "pass through" entity which pay no federal income taxes. Income is passed through to the members on a pro rata basis and is reported on their individual income tax returns. For this reason, no provision for federal and state income taxes is included in these financial statements.

NOTE 7 – Lease Commitments

The Company conducts its operations from office facilities owned by the Company's members. Rent is payable monthly in the amount of $1,600. The Company is also responsible for all other costs associated with the building. Rent expense was $30,427 and $31,994 in 2018 and 2017, respectively.

SUPPLEMENTAL INFORMATION

RIAN ENTERPRISES LLC
SCHEDULE I - OPERATING EXPENSES
For the Year Ended December 31, 2018 and 2017

	2018		2017	
Automobile Expense	$ 2,563	0.4%	$ 9,205	1.3%
Bad Debt	(24)	0.0%	331	0.0%
Bank Service Charges	835	0.1%	3,188	0.4%
Charitable Donations	909	0.1%	1,695	0.2%
Commissions	-	0.0%	21,949	3.0%
Computer & Software Expense	16,505	2.7%	26,649	3.6%
Depreciation	12,805	2.1%	12,976	1.8%
Dues and Subscriptions	2,721	0.4%	4,198	0.6%
Insurance	25,794	4.2%	57,393	7.8%
Lease Expense	2,743	0.4%	2,743	0.4%
Office Expense	5,355	0.9%	14,281	1.9%
Payroll	165,988	26.8%	243,133	33.2%
Payroll Taxes	12,865	2.1%	19,368	2.6%
Payroll Fees	4,374	0.7%	2,940	0.4%
Photography & Video	834	0.1%	2,812	0.4%
Printing and Delivery	222,995	36.0%	265,413	36.2%
Professional Fees	53,783	8.7%	54,349	7.4%
Rent	30,427	4.9%	31,994	4.4%
Sales and Marketing	12,659	2.0%	8,374	1.1%
Taxes	391	0.1%	250	0.0%
Telephone and Internet	12,973	2.1%	14,426	2.0%
Travel and Entertainment	3,160	0.5%	6,907	0.9%
Utilities	1,190	0.2%	1,769	0.2%
Website	2,710	0.4%	2,619	0.4%
Total operating expenses	**$ 594,555**	**96.1%**	**$ 808,962**	**110.4%**

See Independent Accountant's Review Report

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



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Health Journal
Publishing and Marketing
Regulation Crowdfunding
Williamsburg, VA
Advertising and Marketing
Accepting International Investment

Overview | Team | Terms | Updates | Comments | Share



Health Journal™

Let's Change the Landscape of Online Health Journalism



Health Journal
1 in 8

Who We Are

The Health Journal™ is a powerful influencer and market leader in health care publishing in Virginia, USA. Readers are presented with consumer-friendly articles on a wide variety of health topics written by both medical professionals and seasoned journalists. Health care organizations utilize the Health Journal brand to deliver their marketing and public relations messages.

Where We're Going

Scaling up our well-respected regional publication to a nationally recognized online magazine will bring us readers and health care partners from across the country —

dramatically growing advertising revenue, as well as our potential to educate, empower and inspire a limitless audience to live healthier.

As a multi-stakeholder media company, we will bring our unique style of "can-do" health-conscious content to a worldwide audience.

Quality Journalism, not Clickbait

The Health Journal™ began in 2005 as an independent magazine with a two-fold mission:

- To educate, empower and entertain readers with valuable information promoting a healthy lifestyle
- To provide a trusted platform for the health care industry to promote its services



Journalists and health care professionals partner with Health Journal™ to produce award-winning content on a wide variety of health topics. To achieve our editorial vision, Health Journal™ publishes powerful human-interest pieces as well as authoritative articles on ground-breaking new technologies and treatments, nutrition and fitness strategies. In recent years we've broadened our scope to cover even more ways to boost wellness, such as managing healthy relationships and enjoyment of travel and the arts.

We've created a substantial library of unique and well-written articles — all copyrighted and searchable on our platform. Today, with over 7,000,000 magazines printed, over 160 monthly issues published and 14 years of producing quality journalism, the Health Journal is primed to significantly grow our market share in the health content niche.

It's Time to Scale Up



Health media is a potent niche to occupy. Currently Google processes over 40,000 search queries every second. Five percent of these search queries are health-related.

percent of these search queries are health-related, translating to 175 million health-related searches every day. We intend to convert many of these search queries into Health Journal traffic.

There is no one silver bullet for growing online readership. The Health Journal™ is utilizing a granular approach toward building organic traffic. By leveraging Search Engine Optimization (SEO) techniques; content curation platforms, e.g. Apple News and Flipboard; social media marketing and a heavy-duty Google AdWords campaign to raise awareness of our content, we will expand our readership and engagement.


The Opioid
EPIDEMIC
An Illusion of Normalcy

Supporting our Journalism with Public Relations Partnerships & Sponsored Content


Health Journal
Health Diet Fitness Lifestyle Well Series Industry News
RICE
Rice University study suggests strategies for better dosage to fight infections.

Educating Our Readers

According to Pew Research Center, 35% of health care consumers research their conditions online. Health Journal™ is a solid platform for health care organizations to educate and influence consumer decision- making. Physicians and health systems can strengthen their market position by contributing expert educational content to our platform.

The authoritative medical pieces they provide become "Knowledge Base Hubs" on our platform. Consumer health content is linked to these Knowledge Base Hubs, providing readers with the opportunity to deepen their understanding.

In over 14 years of publishing we have produced more than 7 million magazines and over 160 monthly issues.



Opportunities in a Rapidly Growing Market

6,411 Hospitals in the U.S.
U.S. News and World Report

1.1 Million Doctors in the U.S.
2016 Statista

198,517 Dentists in the U.S.
American Dental Association

892,856 Specialists in the U.S.
2017 AAMC

Global Wellness Economy:
$4.2 trillion in 2017

Workplace Wellness
$48 billion

Preventive Medicine & Public Health
$575 billion

Personal Care, Beauty & Anti–aging
Over $1 trillion

Wellness Real Estate
$134 billion

Traditional & Complementary Medicine
$360 billion

Spa Economy
$119 billion

Fitness & Mind–Body
$595 billion

Nutrition & Weight Loss
$702 billion



Health Journal

Source: Global Wellness Institute

Growth in the Wellness Industry

The wellness market — which includes everything from traditional medicine to fitness and spas — has grown by 12.8% in the last two years to an astounding $4.2 trillion USD in 2017.

- Personal care and beauty: $1.082 trillion
- Nutrition and weight loss: $702.1 billion
- Wellness tourism: $639.4 billion
- Fitness/mind-body: $595.4 billion
- Preventive medicine and public health: $574.8 billion
- Traditional and complementary medicine: $359.7 billion

Growth in Medical Marketing

According to the Journal of the American Medical Association (JAMA), spending on medical marketing increased substantially from $17.7 billion in 1997 to $29.9 billion in 2016. This increase is due in part to the rapid spike in direct-to-consumer (DTC) advertising.

There are approximately 6,411 hospitals and more than 1.1 million primary care and specialty care physicians in the United States. To remain competitive in a consumer-driven landscape, hospitals and practices must educate consumers about their services, capabilities as well as their commitment to the communities they serve.

- Wellness real estate: $134.3 billion
- Spas: $118.8 billion
- Workplace wellness: $47.5 billion

Source: Global Wellness Institute (GWI) 2017

...commitment to the communities they serve.

For the last 14 years Health Journal™ has specialized in serving the health care industry with superb marketing campaigns and is uniquely positioned to expand rapidly into the international digital media marketplace.

We are Health Care Marketing Specialists



Communications

Winston Churchill said, "I never worry about action, but only inaction." Creating a strategic communication plan is an action every health organization must take to stay competitive.



Marketing Plans

Effective marketing occurs when the right message is delivered to the right audience. Health Journal can help develop and implement a plan designed to grab the attention of health care consumers.



Content Creation

We develop articles and content for native advertising, social media, newsletters, collateral and more. Our writers are skilled in technical and editorial writing designed to keep readers engaged.



Film Production

No other medium can make a lasting statement like film. We excel in 30-sec spots, documentary style videos and pieces for social media. Let's get the production rolling on your next project.



Art Direction

Our design team has the skills to create print and digital ads, infographics or even a complete brand overhaul. We transform communication objectives into eye-catching visual solutions.



Photography

If light touches it, we make it look great. If there is no light, we bring our own. We shoot corporate and environmental as well as food photography that will make your mouth water. Health Journal™ specializes in mind-blowing imagery.

Advertising & Design

Effective marketing occurs when the right message is delivered to the right audience.

Ready to change your smile?
Now you can have straight teeth, sooner than you ever imagined.
Port Warwick DENTAL ARTS
When I Feel Better, I Learn Better
HAMPTON ROADS ENT Allergy
Schedule an appointment for your child today.
Your Perfect Travel Companion
NapAnywhere® is a head-support pillow designed for comfort and portability.
nap anywhere
This Allergy Season, Think Outside the Tissue Box.
TPMG
mytpmg.com
camel pose
We'll fix it all—except for the bruised ego.
LIFE CHANGING RESULTS
HORMONE HEALTH
Weight Loss & Regenerative Therapy
BIO-NATURAL HORMONE THERAPY
www.HormoneHealthTest.com
MEN'S HEALTH IS A FAMILY MATTER
surf paddle

Is Cracking Your Neck Helpful or Harmful?
SUBSCRIBE TO OUR PRINT MAGAZINE TODAY!
Ever crack your own neck?

43% utilizing influencer marketing intend to increase their spending in 2019.

We Tell Our Clients' Stories with Geo-targeted Sponsored Content

Story-telling is a genuine way to communicate values and build trust with health-conscious consumers. Sponsored content has been increasingly utilized by national advertisers to communicate with consumers and build brand awareness. A study by the Association of National Advertisers revealed that 75% of businesses in the U.S. employ influencer marketing and 43% intend on increasing their spending over the next 12 months.

Paid sponsored content on the Internet is up in nearly every market vertical and is an invaluable tool for hospital systems, medical technology firms and pharmaceutical manufacturers to establish trust with patients. Health Journal™ is strategically positioned to become a significant player in this lucrative marketplace.

Consumers Drive the Demand for Online Marketing

80% of adults have searched for a health-related topic online	**45%** of adults use the Internet for health-related purposes	**89%** of adults would take action on a relevant digital health care ad	**Health Care** companies will spend $1 billion online within the next five years
Pew Internet and American Life Project	Pew Internet and American Life Project	DTC Perspectives	Jupiter Research



Video Production Services and Health Care Documentaries

Video production is one of our core competencies and a major component to our growth strategy. According to a recent HubSpot survey, 87% percent of businesses are currently using video in their marketing strategy, and we're good at it.

In addition to our commercial productions and short documentaries, we've recently launched a new program called the "Well Series." The three initial topics include: "Well Fit" fitness routines, "Well Fed" diet and nutrition shorts, and "Well Advised" featuring experts discussing medical topics. We anticipate this format to grow rapidly, diversifying our revenue stream and opening doors for feature-length productions.









Informing Readers with Mobile Email Distribution

By the end of 2019, businesses in the U.S. will spend over 350 million dollars on email marketing. Email generates an estimated $38 for every $1 spent — an astonishing 3,800% ROI — making email a very cost-effective marketing option for advertisers. The Health Journal™ delivers a weekly email each Thursday with links to the latest content from our site. The email extends our reach, builds reader engagement, promotes client- sponsored content and serves as an additional revenue stream. We intend to grow the weekly email organically and through subscription offers. Additional emails are planned to further target readers with specific interests.

Health Directory Adds Value for Readers and Clients

Our Health Care Directory will serve as a resource for readers to learn more about the health care providers in their area and will be a lead generator for our Sponsored Content sales program.

Health systems, clinics and physicians can upgrade their basic listing to premium listings with logos, physician photos and bios, descriptions, back-links and embedded videos. Small to mid-sized practices looking to increase their digital footprint can even use the directory listing as a landing page.



Building a National Print Distribution Model

People still love reading print. This has been made evident by observing websites like WebMD that have recently developed their own print products. The Health Journal™ already produces content designed to appeal to a national audience. We intend to refashion our regional print





audience. We intend to relaunch our regional print magazine to a national publication. The new national distribution model will place the magazine into clinics and hospitals across the country, creating a substantial revenue stream — attracting national advertisers and dramatically increasing Health Journal's brand awareness.

Our Commitment to Improving Public Health

Social responsibility is at the heart of Health Journal's™ culture. As a multi-media company we contribute to the betterment of our communities. Health Journal™ assists non-profits who share in our mission of improving public health. The organizations below have benefited from our services.

For health-related non-profits we regularly:

- Donate advertising
- Publish articles that educate our readers about their programs
- Donate creative services, e.g., video production, photography and graphic design
- Develop and sponsor fundraising events and programs



Watch Naomi's Story



Use of Funds



Delivering More Content
Health care consumers are hungry for quality health journalism. We intend on converting Google search



Enhancing Our Web Technology
Health Journal™ is committed to further developing our platform to



Recruiting the Right Talent
A business is only as good as its people. Talented sales staff will help build our



Marketing Our Content
Our marketing strategy includes an increase in social media promotion as well as leveraging a "heavy-

queries into readership. Recruiting talented authors and physicians helps us create more content — increasing our market share and allowing us to increase advertising revenue.

encourage more user interaction and engagement. Domain name acquisitions, search engine optimization (SEO) and new server solutions to increase band-width are essential objectives.

business, and skilled creative professionals will enable us to meet our clients' needs.

duty" Google AdWords campaign to elevate our national profile and build readership.

Testimonials

"In today's age, where information is coming at us from all angles, it can be a challenge to have our clients' stories heard through the noise. We constantly strive to find creative outlets that align with our philosophy to tell powerful stories, be authentic and contribute to a greater good in the communities we serve. We've been proud to introduce our clients and friends to Health Journal. They put authenticity and good storytelling at the heart of all they publish. They keep journalistic integrity and truth in advertising at their core, whether online or in their beautifully designed magazine. The end result is something that the community wants to read, that they want to flip open, that they want to click through."

—Stephanie Heinatz
Consociate Media

"When our client, VersAbility Resources, asked the Howell Creative team to create a campaign designed to share the message about adults with intellectual disabilities living productive lives through employment, we pulled out all the stops. We had a distinct creative vision for the spots - strong, dynamic, moving, caring, upbeat. Health Journal brought that to life. They delivered on our strategy, and our client loved the work. Even better, it has helped move the needle in accomplishing VersAbility's goals."

—Kathy Howell, President & Creative Director Howell Creative Group

"A flair for the unique and unexpected is a hallmark of the Health Journal™ team. Having worked with them on production of four separate editions of our most important educational and fundraising product, "A Calendar to Live By," I have learned to expect excellence from them and have always been thrilled with the results. The Health Journal team approaches each project with the utmost professionalism, attention to detail, and commitment. I appreciate their collaborative approach to the creative process, involving the client from initial concept to the final product to ensure the client's voice is heard and needs fulfilled."

—Mary Beth Gibson, Executive Director
Here for the Girls, Inc.

Meet Our Team



Brian Freer



Ravi Shamaiengar,



Rita Kikoen, MBA



Beth Shamaiengar

Publisher/CEO

Brian has over 20 years of experience in publishing, multimedia, marketing strategy and advertising. He began his career in publishing as a software integrator for publishers and has worked at dozens of newspapers around the country. Brian is also an award-winning art director, copy writer and photographer. For the last 14 years he has served as Publisher of the Health Journal, developing the editorial vision, creating advertising campaigns and directing films for health systems, medical practices and NPOs. He also serves as Creative Director for Tusk Creative Agency — Health Journal's in-house marketing firm specializing in health care clients.

M.D.
COO, Medical Editor/Strategist

Ravi is a board-certified diagnostic radiologist practicing in Williamsburg Virginia. He is currently the Chair of the Department of Radiology at Sentara Williamsburg Regional Medical Center in Williamsburg, VA — which has been chosen as one of the Top 100 Hospitals in the country by IBM's Watson — where he has also served as Medical Staff President. He serves as medical editor and business strategist for the Health Journal and is also the inventor of the popular travel pillow, NapAnywhere®.

CFO

Rita Kikoen, MBA and professional business coach, serves as CFO. She brings over 30 years of experience as both an IT and finance professional in health care, manufacturing, distribution and retail organizations. As a business coach and consultant she has worked with startups, growing organizations and turnaround situations. As a business analyst, she managed many successful systems and software implementations. Her thorough understanding of all facets of business operations, combined with her leadership skills and tenacity, have made her an expert problem-solver for businesses.

Executive Editor

Beth Shamaiengar has nearly two decades of journalism experience as a writer and editor. She holds a bachelor's degree in journalism from the University of North Carolina at Chapel Hill and, before joining Health Journal, became an award-winning writer and editor during 11 years with four other employers. Serving as Health Journal's associate editor for its first five years, she helped establish its reputation for first-rate journalism. In addition to freelance writing for other publications, she now also oversees marketing for an online retail store.



Ashley Ribock
Production Manager

Ashley Ribock has more than 18 years of experience in business operations and is obsessed with innovating processes and diversifying business platforms. She works to coordinate strategy development and implementation across all aspects of the business. After attending Neumann College in Aston, Pa., she returned to Virginia where she honed a diverse set of administrative skills while working in various capacities at a contracting firm and a regional governmental agency. Her experience translates into a dynamic asset to the company.



Kim O'Brien Root
Managing Editor

Kim O'Brien Root is an award-winning writer with more than 25 years' experience working for newspapers and magazines. She worked as a reporter for newspapers in Virginia and Connecticut before beginning her freelance career in 2010. She was named Health Journal editor in December 2017 after several years writing monthly stories on advances in medicine and medical technology as well as other feature stories. She holds a bachelor's degree in English and Journalism from the University of New Hampshire.



Toria Diesburg
Videographer/Designer

Toria Diesburg graduated from James Madison University with a bachelor of arts degree in media art and design. She did multiple video projects while in school, including a short film titled "It's Growing Dark." She has been with Health Journal since the summer of 2018 and serves as both the video production manager and a graphic designer. She also helps manage Health Journal's website by maintaining posts and new authors. She assists in film shoots, organizes video files and edits videos.

Offering Summary

Company :	Rian Enterprises, Inc.
Corporate Address :	4808 Courthouse Street, Williamsburg, VA 23188
Offering Minimum :	$10,000.00
Offering Maximum :	$1,070,000.00
Minimum Investment Amount (per investor) :	$400.00

Terms

Offering Type :	Equity
Security Name :	Class B Shares
Minimum Number of Shares Offered :	2,000
Maximum Number of Shares Offered :	214,000
Price per Share :	$5.00
Pre-Money Valuation :	$20,000,000.00

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative.

Offering Details

Form C Filings

(SHOW MORE)

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Pitch Video

With over 7 million magazines printed, 160 issues and 14 years of creating quality journalism, Health Journal is primed to significantly grow our online market share.

Health Journal was established in 2005 as an independent regional healthcare magazine. Our mission is to provide well researched information about health topics and resources. We aim to empower our readers to achieve optimum physical and emotional well-being.

Health media is a potent niche to occupy. 35% of healthcare consumers research their conditions online. Google processes over 175 million health-related searches every day. We intend to convert many of these search queries into Health Journal traffic.

We are healthcare marketing specialists: Communications, strategy, content creation, film production, art direction and photography. We provide a trusted platform for the healthcare industry to promote their services.

There are more than 64 hundred hospitals in the United States. There are a lot of opportunities and this market is growing rapidly. According to JAMA, spending on medical marketing has more than doubled since 1997. And health care companies will spend 1 billion dollars online within the next 5 years. The global wellness economy is worth 4.2 trillion dollars.

Over the last 14 years, Health Journal has specialized in serving the healthcare industry with superb medical marketing, and we are uniquely positioned to expand rapidly into the international digital media marketplace.

Well Series Trailer Transcript

Introducing a new series by the Health Journal

Title: Well fed

Title: Well fit

Title: Well advised

Well fed, Well fit, Well advised

Logo: Health Journal

Video Transcript: Naomi's Story

So, I see you have some hearing aids. Do those help you hear?

Uh-huh.

Yeah? What does it feel like when you don't have them in?

I can hear with them and without them. I can hear every time with no ears in.

But they help?

Yeah. They help me write and learn about my schoolwork

The day that Naomi was born she was born not breathing, which is a medical term known as anoxia. So, the doctor and the nurses had to actually resuscitate Naomi at birth. Basically, she had a heartbeat but that was it. She was limp, not breathing, had no color. They had done an EEG on her and that the EEG showed that she had suffered brain damage at birth.

They painted a very bleak picture and the doctor told my husband that we were probably looking at a child that would never walk and a child that would never talk.

The core mission of child development resources is to provide services to young children and their families throughout the historic triangle. To children who are identified as having a disability a developmental delay or if they're at risk for developmental delay. CDR provides services through a specially trained group of professionals who are licensed physical therapists,

speech therapists, occupational therapists and special educators. We also have specially trained staff who are able to do home visitation and support the family in their role as the parents first and primary teacher. Children become eligible for services with CDR if they're diagnosed with a disability. If their standardized assessment indicates that they reach a milestone of delay

relative to other typically developing children of their same age, they're automatically eligible.

We had to take her in for a hearing test. And at four weeks old we found out that she had a moderately severe to severe hearing loss. I just broke down sobbing because I thought I have a child that may have cerebral palsy and now you're telling me she's got a hearing loss, I just, I don't know what to do. It was actually the day before that we went for the hearing test that we had our first visit from one of the therapists at CDR. When she was released from the hospital there, they told us to contact CDR to receive some assistance that we would need with her. Stephanie took one look at Naomi and said this little girl is going to be just fine.

Children have a great capacity to learn and adapt when intervention is provided early. 90% of a child's brain develops before the age of 6 and we know that early intervention can absolutely help children overcome issues that are identified at birth or through the child's early childhood here for example if a child has a speech delay and does not get the intervention, they need they may fall behind in their language development which would have an impact in their academic achievement in school and it's our goal to make sure that every child in the historic triangle is ready for school and has the skills they need to be successful not only in school but also in whatever they would like to pursue in their life.

Just by coming to CDR Stephanie was able to look at Naomi and very quickly she came up with some therapies that we could do with her and I can remember when Stephanie would come and certain goals she had for Naomi and Naomi would have accomplished that and she shared in that joy with us and was excited for Naomi. Whether you're a first-time mom or you've got 10 kids, if you've never experienced a child that has special needs there's no way that you would know how to provide for your child and we feel like CDR was an answer to prayer.

Are you happy?

Mm-hmm.

Why are you so happy?

Because, um, God made me happy. Every time I pray at school and at home.

What do you pray for?

My family.

You love your family, don't you?

Mm-hmm!

My name is Naomi and I'm six years old.

Riverside 30 second Commercial Transcript:

Sign: Welcome to Riverside

I initially became a doctor because I love science and I really love working with women. I ended up choosing a career in internal medicine because that put those two things together hand in hand. An internist handles the management of chronic diseases as well as preventative medicine. A lot of patients end up coming to you with really personal matters and I love building that relationship with them. We're here to lend a hand to guide our patients through the health care system.

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Video Transcript: 4 Minute Tabata with Bridgit Kin-Charlton

Squats

Chest and head up; weight in heels

Rest

Get ready for pushups!

Push ups

Place hands slightly wider than shoulders; keep core engaged

Rest

Get ready for reverse lunges

Reverse lunges

Keep weight in front heel, lower back let to 90 degrees

Rest

Get ready for plank walks!

Plank walks

Feet shoulder width apart; place hand under shoulder

Rest

Get ready for squats!

Squats

Chest and head up; weight in heels

Rest

Get ready for pushups!

Push ups

Place hands slightly wider than shoulders; keep core engaged

Rest

Get ready for reverse lunges

Reverse lunges

Keep weight in front heel, lower back let to 90 degrees

Rest

Get ready for plank walks!

Plank walks

Feet shoulder width apart; place hand under shoulder

Finished

Great Job!

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Video Transcript: OSC

Dr. Carlson: [0:02] My name is Jeff Carlson, a fellowship trained spine surgeon in Newport News Virginia.

Lower Thirds Text: [0:05] Jeffery R, Carlson, MD

Dr. Carlson:[0:07] I did my fellowship at Harvard and now work at the Mary Immaculate Hospital in minimally invasive cervical and lumbar spinal fusion surgery.

[0:14] We've developed techniques now for providing patients with a less invasive way of fusing their lumbar spine. We are making a midline incision to open up just that space that we need to see. We call that Less Exposure Spine surgery rather than what is called minimally invasive spine surgery which is a bit of a misnomer. They think that the minimally invasive spine surgery is more related to the skin incision rather than the work that's done below.

[0:41] Our goal for surgery is really to decrease the pain that's related to the disc. So if we are causing more pain by injuring the patients musculature, beating up their muscles, beating up their tendons, beating up their bone and causing more pain then we have done them a disservice. So, if we can do the procedure through a smaller incision. Fix the real problem, the disc is there that's pinching the nerve group. Opening up that space then and putting in the screws and rods to stabilize the bones. We are able to get these patients home the same day. The surgery itself only takes about an hour.

Background noise in recovery room:[1:11]

Lower Thirds Text:[1:15] 2 Hours – Post Op

Nurse: [1:17] Take your left arm across your body and roll like a rock.

Dr. Carlson: [1:29] The timing of it also is critical. So, if we are decreasing the amount of time that we are in the OR we decrease the anesthetic that they use and we also decrease the blood loss. But they are able to walk after the surgery. Be up and around after the surgery. They go home within an hour or so after their surgery.

Patient: [1:46] What Dr. Carlson has done for me has been awesome. No more pain. All of that is gone.

Lower Thirds Text: [1:51] 10 Days Later

Patient: [1:52] And I feel like I'm still going to be flexible and able to work and do my job. So, within the next week or two I'll be back to work.

Dr. Carlson:[2:02] Less Exposure Spine surgery has really allowed patients to be able to be home on the same day of their surgical procedure.

Patient: [2:09] If you can go to Less Exposure Surgery that is definitely the way that I would recommend because of the healing time. You're going to be up and moving that much sooner. And you're not going to hurt, so Less Exposure is the way to go.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:00 PM 08/30/2019
FILED 01:00 PM 08/30/2019
SR 20196812914 - File Number 7348685

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of Rian Enterprises Inc., resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "Fourth" so that as amended, said Article shall be and read as follows:

The total amount of stock Rian Enterprises Inc. (the "Corporation") is authorized to issue is Ten Million (10,000,000) shares of common stock with a par value of .00001 per share. Eight Million (8,000,000) of such shares of common stock are authorized as Class A shares (the "Class A Shares"), and Two Million (2,000,000) of such shares of common stock are authorized as Class B non-voting shares (the "Class B Shares"). The Class A Shares and Class B Shares of the Corporation are hereby designated and defined with the powers, designations, preferences, rights, qualifications, limitations and restrictions described below, and as applicable, in this Article.

Section 1. Designations.

(a) Class A Shares.

i. Class A Shares shall be designated as voting common stock of the Corporation.

ii. Class A Shares shall be entitled to one (1) vote per share of such class of Corporation stock.

iii. Class A Shares shall, with respect to any potential payment of dividends or the distribution of assets on any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, be treated the same as Class B Shares and any other common stock of the Corporation.

(b) Class B Shares.

i. Class B Shares shall be designated as non-voting common stock of the Corporation.

ii. Except as otherwise expressly set forth herein or as required by law, Class B Shares shall be non-voting and shall not entitle the holders thereof to vote on any matter submitted for shareholder action, and the consent of the holders thereof shall not be required for the taking of any corporate action.

iii. Class B Shares shall, with respect to any potential payment of dividends or the distribution of assets on any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, be treated the same as Class A Shares and any other common stock of the Corporation.

Section 2. Dividends and Distributions.

(a) Class A Shares and Class B Shares will not be entitled to receive any mandatory dividends or distributions of cash or other property.

(b) Dividends or other distributions of cash shall only be made to holders of Class A Shares or Class B Shares if such transaction has been approved by a majority vote of the Board of Directors of the Corporation (the "Board of Directors").

Section 3. Redemption.

(a) To the extent not prohibited by law, all, but not less than all, of the then-outstanding shares of the Corporation's common stock, including Class A Shares and Class B Shares, shall be redeemed at a redemption price per share equal to the fair market value of such class of Corporation common stock (such amount, the "Redemption Amount") upon a date and time, or the happening of an event, determined by the affirmative vote of a majority of the Board of Directors (the date, time or event on which the redemption is to be effected, the "Redemption Date").

(b) No more than 60 days prior to the Redemption Date and, to the extent reasonably practicable, at least 20 days prior to the Redemption Date, written notice shall be mailed by the Corporation, postage prepaid, to the holders of record (at the close of business on the Business Day next preceding the day on which notice is given) of the Corporation's common stock, including Class A Shares and Class B Shares, at the address last shown on the records of the Corporation for each such holder or given by each such holder to the Corporation for the purpose of notifying such holders of the redemption to be effected, specifying the Redemption Date, the per share Redemption Amount and the place at which payment may be obtained, and calling upon such holders to surrender to the Corporation, in the manner and at the place designated, the shares to be redeemed (the "Redemption Notice").

(c) On or before the Redemption Date, each holder of the Corporation's common stock to be redeemed shall surrender such shares to the Corporation, in the manner and at the place designated in the Redemption Notice, and thereupon the Redemption Amount for such shares shall be payable to the order of the person whose name appears on the Corporation's record books as the owner thereof, and each such share shall be cancelled and retired.

(d) If the Redemption Notice shall have been duly given, and if as of the Redemption Date the appropriate aggregate redemption price for the then outstanding shares of the Corporation's common stock is either paid to the holders or made available for payment to the holders through reasonable arrangements made by the Corporation at such time, then the rights of all of the holders of such shares with respect to such shares shall terminate after such Redemption Date, except only the right of the holders to receive the Redemption Amount without interest upon surrender of the shares thereof, and no shares of the Corporation's common stock, including Class A Shares and Class B Shares, shall be deemed to be outstanding.

(e) For the avoidance of doubt, nothing in this Section shall prohibit the Corporation from effecting a, and the Corporation shall to the extent not prohibited by law be entitled at any time and from time to time to, repurchase in the open market, in privately negotiated transactions or through tender offers or other transactions any amount of the then outstanding shares of Class A Shares, Class B Shares, or other common stock that it desires to repurchase at such sums and on such conditions as shall be negotiated between or among the Corporation and one or more holders of such stock.

Section 4. Transfers.

(a) Conditions for Accepted Transfers. Except in the case of a Transfer of Corporation shares involuntarily by operation of law, a Transfer shall not be acknowledged and accepted by the Corporation until the transferor and transferee execute and deliver to the Corporation such documents and instruments of conveyance as may be necessary or appropriate in the opinion of counsel to the Corporation to effect such Transfer and to confirm the agreement of the transferee to be bound by the provisions of the Corporation, its Amended and Restated Certificate of Incorporation, its bylaws, and this Article as it may be amended from time to time, provided however that such conditions may be waived in writing by the Board of Directors. In all cases, the Corporation shall be reimbursed by the transferor and/or transferee for all costs and expenses that the Corporation reasonably incurs in connection with such Transfer.

(b) Drag Along Rights. If the holders of at least seventy-five percent (75%) of the Corporation's common stock then outstanding (collectively "Control Sellers," and each, individually, a "Control Seller") approve a Transfer of more than a majority of the outstanding shares of the Corporation, in a transaction or series of related transactions, to a Person who has no interest, direct or indirect, in the Corporation or any Control Seller (an "Approved Sale"), each other holder of shares in the Corporation (each such holder a "Non-Control Seller") shall consent to and raise no objections against the Approved Sale, and if the Approved Sale is structured as a sale of Corporation shares, each Non-Control Seller shall, if requested by the Control Sellers, sell (or otherwise Transfer) the same proportion of their shares as the proportion of the shares being Transferred by the Control Sellers in such transaction or related series of transactions, in the same terms and conditions received by the Control Sellers. Each Non-Control Seller shall promptly take all actions necessary or desirable (in the reasonable judgment of the Control Sellers) to facilitate the consummation of the Approved Sale (whether in such Non-Control Seller's capacity as a shareholder or director of the Corporation, or otherwise). Without limiting the foregoing, (a) if the Approved Sale is structured as an asset sale, merger, consolidation, reorganization, or similar transaction, each Non-Control Seller shall vote in favor of such transaction and waive any dissenters' rights, appraisal rights, or similar rights in connection with such transaction; (b) if the Approved Sale is structured as a sale or exchange of Corporation shares, each Non-Control Seller shall sell or exchange the Corporation shares held by such Non-Control Seller on the terms and conditions approved by the Control Sellers; and (c) each Non-Control Seller shall enter into and become a party to any merger agreement, stock purchase agreement, asset purchase agreement, or other agreement entered into by the Corporation and/or the Control Sellers in order to effect such Approved Sale and shall be bound by the same obligations under such agreement as the Control Sellers. The Corporation or the Control Sellers shall notify the Non-Control Sellers in writing not less than thirty (30) days prior to the proposed consummation of an Approved Sale of its intention to exercise the drag-along rights under this Section. Each Non-Control Seller shall agree not to directly or indirectly, without the prior written consent of the Corporation, disclose to any other Person, other than to such Non-Control Seller's legal counsel in confidence or as otherwise required by law, any information related to such potential sale of the Corporation.

Section 5. Liquidation Event.

(a) _Creditor Priority_. In the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, payments or distributions owed to valid and accepted creditors of the Corporation shall be made in full prior to any payment or distribution of the Corporation's assets (whether capital or surplus) made to or set apart for the holders of Class A Shares or Class B Shares,.

(b) _Non-Cash Consideration_. If any assets of the Corporation distributed to holders of Class A Shares or Class B Shares in connection with any liquidation, dissolution, or winding up of the Corporation are other than cash, then the value of such assets shall be their fair market value as determined in good faith by written resolution of the Board of Directors, except that any securities to be distributed to holders of Class A Shares or Class B Shares in a liquidation, dissolution, or winding up of the Corporation shall, unless otherwise specified in a definitive agreement for the acquisition of the Corporation, be valued as follows:

(i) The method of valuation of securities not subject to an investment representation letter or other similar restrictions on free marketability shall be as follows:

(1) if the securities are then traded on a national securities exchange, then the value shall be deemed to be the average of the closing prices of the securities on such exchange or system over the 30 calendar day period ending three trading days prior to the distribution; and

(2) if (1) above does not apply but the securities are actively traded over-the-counter, then the value shall be deemed to be the average of the closing bid prices over the 30 calendar day period ending three trading days prior to the distribution; and

(3) if there is no active public market as described in clauses (1) or (2) above, then the value shall be the fair market value thereof, as determined in good faith by written resolution of the Board of Directors.

(ii) The method of valuation of securities subject to investment letter or other restrictions on free marketability shall be to make an appropriate discount from the market value determined as above in Sections (5)(b)(i)(1), (2), or (3) to reflect the approximate fair market value thereof, as determined in good faith by written resolution of the Board of Directors.

Section 6. Conversion.

    (a) Class A Shares shall not be convertible into Class B Shares or any other security of the Corporation.

    (b) Class B Shares shall not be convertible into Class A Shares or any other security of the Corporation.

Section 7. Definitions.

    For the purposes of this Article, the following terms shall have the meanings indicated:

    (a) "Business Day" means any day except Saturday, Sunday or any day on which banks are generally not open for business in the State of California.

    (b) "Article" means this Fourth Amended Article of the Corporation's Certificate of Incorporation, as it may be amended from time to time.

    (c) "Person" means any individual, corporation, limited liability company, partnership, trust, joint stock company, business trust, unincorporated association, joint venture or other legal entity of any nature whatsoever.

    (d) "Transfer(s)" or "Transferred" means, as a noun, any voluntary or involuntary transfer, sale, pledge, hypothecation, assignment, granting a security interest in, or other disposition and, as a verb, voluntarily or involuntarily to transfer, sell, pledge, hypothecate, assign, grant a security interest in or otherwise dispose of.

Section 8. Modification.

    The Corporation's Certificate of Incorporation and the terms of this Article shall not, by merger, consolidation or otherwise, be amended, waived, altered or repealed without the affirmative vote of the holders of a majority of the voting power of the Corporation.

Section 9. Severability.

    If any term of this Article are invalid, unlawful, or incapable of being enforced by reason of any rule of law or public policy, all other terms of this Article as set forth herein which can be given effect without the invalid, unlawful or unenforceable term will, nevertheless, remain in full force and effect, and no term of this Article will be deemed dependent upon any other such term unless so expressed in this Article.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 16th day August, 2019.

By: _____
                     Authorized Officer

Title: Chief Financial Officer

Name: Rita L. Kikoen